Exhibit 4.18

Amendment No. 9 TO LOAN AGREEMENT

This Amendment No. 9 (“Amendment”) to the Loan Agreement (as defined below) is entered into as of 20 May, 2026, (the “Effective Date”) by and between Xylo Technologies Ltd. (f/k/a Medigus Ltd.), having its principal offices at 10 HaNechoshet St.,Tel Aviv, Israel (the “Lender”), and Gix Internet Ltd. (f/k/a Algomizer Ltd.), a company organized under the laws of the State of Israel, with principal offices at Ze’ev Jabotinsky Road 2, Ramat Gan, Israel (the “Borrower”). Each of the Lender and the Borrower shall be referred to herein as “party” and together as the “Parties”.

WHEREAS, the Parties entered into a Loan Agreement dated October 12, 2021 (the “Loan Agreement”), as amended by (i) the 1st amendment dated August 25, 2022; (ii) the 2nd amendment dated August 29, 2023; (iii) the 3rd amendment dated November 8, 2023; (iv) the 4th amendment dated January 1, 2024; (v) the 5th amendment dated August 22, 2024; (vi) the 6th amendment dated October 6, 2024; (vii) the 7th amendment dated January 6, 2025; and (viii) the 8th amendment dated August 31, 2025 (together, the “Amendments”);

WHEREAS, the Parties wish to amend the Loan Agreement so that the repayment date of the outstanding loan amount, together with any accrued and unpaid interest thereon, shall be deferred from June 30, 2026, to August 31, 2027, and to provide that, from the date on which the Borrower’s shares are listed for trading on Nasdaq, the Lender shall have the option to convert the loan into equity of the Borrower, all as subject to and as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth herein, the Parties agree as follows:

1.	Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Loan Agreement or the Amendments.

2.	Amendments.

2.1.	Repayment Date. The outstanding loan amount, together with any accrued and unpaid interest thereon, shall be repaid in full on 31 August 2027.

2.2.	Conversion Option.

2.2.1.	From the date on which the Borrower’s shares are listed for trading on Nasdaq, if at all, and until the repayment date set forth in Section 2.1 above, the Lender shall be entitled, at its sole discretion, to notify the Borrower of the conversion of all or any part of the outstanding loan amount into equity securities of the Borrower.

2.2.2.	The conversion ratio, conversion price, type of securities to be allotted to the Lender, and all other commercial, legal, and technical terms of such conversion shall be as mutually agreed by the Parties in writing.

2.2.3.	For the avoidance of doubt, the exercise of the Lender’s conversion right shall be subject in all respects to applicable law, the Borrower’s organizational documents, the applicable Nasdaq rules and the rules of any other relevant stock exchange, and the receipt of all requisite corporate, regulatory, and other approvals, whether required on behalf of the Borrower or the Lender.

3.	No Further Amendments. Other than as set forth herein, all terms and conditions set forth in the Loan Agreement and the Amendments shall remain without change, binding and of full force and effect.

4.	Miscellaneous. This Amendment shall be governed by, and construed in accordance with, the terms and conditions of the Loan Agreement. In the event of any conflict between the terms of this Amendment and those of the Loan Agreement or any of the other Amendments, the terms of this Amendment shall govern.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to the Loan Agreement to be executed by their duly authorized representatives effective as of the Effective Date.

Xylo Technologies Ltd.		Gix Internet Ltd.

/s/ Kfir Zilberman		/s/ Amihay Hadad /s/ Eli Yoresh
By:	Kfir Zilberman	By:	Amihay Hadad , Eli Yoresh
Title:	CEO	Title:	CFO Chairman